(212) 756-2153	edward.schauder@srz.com

April 18, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Jennifer Gowetski
Mr. Owen Pinkerton

Re:	DynCorp International Inc. — Registration Statement on Form S-1

File No. 333-128637 (the “Registration Statement”)

Dear Ms. Gowetski and Mr. Pinkerton:

On behalf of DynCorp International, Inc. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 4 to the above-referenced Registration Statement (“Amendment No. 4”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated April 7, 2006, concerning the Registration Statement (the “Comment Letter”) and our subsequent discussion with you on April 11, 2006 and April 14, 2006. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 4.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.	Please note that the accountants are still conducting their review of this filing, and we may have additional comments.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

On behalf of the Registrant, I thank you for the feedback that I received from you during our April 14th conversation that the Staff would have no additional accounting comments on the Registration Statement.

2.	We note Amendments No. 1 and No. 2 to the Amended and Restated Limited Liability Company Operating Agreement of DIV Holding LLC filed as exhibits. Please tell us why admitting new members after the registration statement is filed does not constitute a sale of shares in this offering. In addition, please provide a detailed integration analysis. Finally, please advise us as to how many members have been admitted since the registration statement was filed and the number of common shares to be issued to these new members.

As a follow-up to our conversation on April 11, 2006 on this issue, the Registrant responded to the Staff’s comment by providing its integration analysis supplementally to the Staff on April 12, 2006. On behalf of the Registrant, I thank you for your feedback during our April 14th conversation that the Staff agreed with our integration analysis.

3.	We note that you have included disclosure of your results of operations using EBITDA and EBITDA margin which appear to be non-GAAP financial measures. Please revise your disclosure to include the information required by Item 10(e) of Regulation S-K.

The revisions requested by the Staff have been made.

4.	We note your disclosure in the first paragraph on page ii. Please note that you are responsible for the accuracy of the information provided in the registration statement. Please delete your disclaimers to the contrary.

The revisions requested by the Staff have been made.

Summary, page 1

Our Company, page 1

5.	We note your revised disclosure in the first paragraph on page 1. Please revise your disclosure to clarify in the first sentence of this paragraph that references to your leading position are not based on your percentage of revenues compared to the overall defense budget and that greater revenues are generated by government military contractors that also build the equipment that they support and with whom you compete with respect to the outsourcing of technical services.

As discussed with the Staff, the Registrant has added disclosure to clarify that references to its leading position are not based on its percentage of revenues compared to the overall defense budget. On behalf of the Registrant, we thank you for withdrawing the balance of your comments during our April 11th conversation.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

6.	In light of the fact that your revenues during the nine month period ended December 30, 2005 represented an increase of slightly over one percent from the prior nine-month period, please advise us as to why you believe it is appropriate in the summary to show a CAGR of 27.9 percent from FY 2003 to FY 2005. Since it appears that most of this growth occurred from 2003 to 2004, please revise your disclosure to discuss your results of operations on a period-to-period basis rather than a CAGR basis.

The revisions requested by the Staff have been made.

Business Strategy, page 5

7.	We note your statement on page 5 that you believe that your profitability will continue to improve as your customers shift away from cost-reimbursement and time-and-materials contracts to fixed-price contracts. Please expand your disclosure to provide the basis for your belief that your customers are shifting away from cost-reimbursement and time-and-materials contracts and state the increased percentage of fixed price contracts in your business mix.

Upon reflection, the Registrant has revised its disclosure to clarify that the trend is a shift away from cost-reimbursement contracts to time-and-materials contracts and fixed-price contracts, and the disclosure on page 80 supports this assertion.

We note your disclosure on page 78 that appears to contradict your assertion here and shows that the portion of your revenues comprised of fixed-price contracts has decreased from 30 percent to 24 and then increased to 27 percent from FY 2003 to FY 2005. Please revise or advise us as to why you believe the recent increase constitutes a trend in light of the fact that the overall portion of your revenues generated from fixed-price contracts in FY 2003 is virtually the same as the portion generated during the nine months ended December 30, 2005.

The Registrant has made related revisions to its disclosure.

Sponsor, page 7

8.	Please expand your disclosure in the summary to briefly describe the benefits that your sponsor and its affiliates will receive as a result of this offering.

For example, please state the portion as a dollar amount of (i) the $100 million special Class B dividend that will be received by Veritas Capital and (ii) the redemption payment relating to your preferred stock to be received by Veritas Capital.

The applicable disclosure requested by the Staff has been added.

We note that the Registrant has not added any disclosure regarding the portion of the redemption payment relating to the preferred stock to be received by Veritas Capital, because Veritas Capital will not receive any proceeds from the redemption of the preferred stock, which is held by The Northwestern Mutual Life Insurance Company and Computer Sciences Corporation.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

In addition, please disclose any other amounts to be received by Veritas Capital in connection with the offering transactions, including any transaction fees, such as the $10 million fee disclosed on page 68.

The revisions requested by the Staff have been made. As discussed with the Staff, pursuant to the first amendment and waiver of the Registrant’s senior secured credit facility, the Registrant is permitted to pay Veritas Capital a transaction fee of up to $10 million. The disclosure of the $10 million threshold referenced by the Staff was in the context of summarizing the first amendment and waiver. The Registrant has added disclosure that Veritas Capital will in actuality receive a $5 million transaction fee.

Ownership Structure, page 8

9.	Please revise your ownership chart on page 8 to show the structure on a post-offering basis. In addition, please revise this chart and the chart on page 33 to provide the percentage of your outstanding shares that will be held by public shareholders following this offering and the percentage that will continue to be held by DIV Holdings, LLC.

The revisions requested by the Staff have been made.

The Offering Transactions, page 9

10.	We note the statement on pages 9, 12, 35 and 37 that assuming the redemption of all of your currently outstanding preferred stock on May 1, 2006, holders of your preferred stock will receive $____ million, an increase of $____ million over the December 30, 2005 amount disclosed in this prospectus and that there will be a corresponding decrease of $____ million in the redemption of the senior subordinated notes. Please revise your disclosure to omit this statement and simply state the redemption amount of the preferred stock and the senior subordinated notes as of the proposed redemption date.

The revisions requested by the Staff have been made.

11.	We note your statement on pages 9 and 35 that if the distribution takes place on May 1, 2006, on the basis of net profits since your inception, the distribution to the holders of your Class B common stock would be a return of capital. Please expand your disclosure to clarify, if true, that the entire distribution would represent a return of capital.

The Registrant has clarified its disclosure as requested by the Staff.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

Use of Proceeds, page 11

12.	It is not clear why you are presenting the amount of proceeds to be received assuming a $1 increase or decrease in the offering price. The amount of proceeds estimated here should be based on the midpoint of the price range as stated on the cover page. Please revise here and in all other locations where you include similar disclosure.

As discussed with the Staff, the Registrant has expanded its sensitivity analysis to include disclosure to discuss the consequences of pricing the offering at both the low and high ends of the range set forth on the cover page of the prospectus and the corresponding increase in the offering price. The Registrant revised its disclosure accordingly.

Management, page 86

13.	We note your new directors. Please revise your disclosure to briefly describe the business experience during the last five years of each director in accordance with Item 401 of Regulation S-K.

The revisions requested by the Staff have been made.

Certain Relationships and Related Transactions, page 95

14.	We note that, in consideration for planning, structuring and related services with respect to the offering transactions, you will pay to Veritas Capital $5 million. We further note your disclosure on page 68 that you entered into a first amendment and waiver of your senior secured credit facility that permits you to pay a transaction fee to Veritas Capital related to the initial public offering of up to $10 million. Please reconcile this disclosure and revise, as appropriate, page 95 to state the fee that you will pay to Veritas Capital.

The Registrant has clarified on page 70 that the first amendment and waiver of the Registrant’s senior secured credit facility permits the Registrant to pay a transaction fee of up to $10 million to Veritas Capital. However, the Registrant will in actuality pay Veritas Capital a $5 million transaction fee.

15.	Please expand your disclosure to state the respective amounts of the $100 million special Class B dividend and the redemption payment relating to the preferred stock to be received by Veritas and the executive officers, directors and other employees that hold interests of DIV Holdings, LLC. In addition, please identify these executive officers, directors and other employees.

The applicable disclosure requested by the Staff has been added. We refer the Staff to our response to comment 8 above. Neither Veritas Capital, executive officers, directors, employees of the Registrant nor any of the holders of the equity of DIV Holding, LLC will receive any redemption payment relating to the Registrant’s preferred stock.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

16.	Please disclose the amount of compensation paid to Rock Gorman during FY 2005.

The disclosure requested by the Staff has been added.

Past Comment Letters

In addition, the Registrant has addressed certain comments raised by the Staff which were contingent upon the determination of the size of the offering, the stock split and the price range. The Staff’s comments and the Registrant’s responses are set forth below.

October 27, 2005 Comment Letter

14.	Please disclose the percentage of outstanding securities of the company that the shares you are registering represent.

The disclosure requested by the Staff has been added.

19.	When known, please disclose the portion of offering proceeds that will be paid to Veritas Capital and its affiliates.

The disclosure requested by the Staff has been added under the caption “Our Sponsor” on page 7, under the caption “The Offering” on page 14 and under the caption “Certain Relationships and Related Party Transactions” on page 98.

34.	We note the table on page 36 summarizing the differences between the shares of Class A common, the total consideration and the average price per share paid by your existing stockholder and by new investors. Please update to provide the information that is known, including the price per share paid by your existing stockholder.

The disclosure requested by the Staff has been added.

38.	We note that an additional director who qualifies as a financial expert under the rules of the SEC and NYSE will be added to your board prior to the consummation of the offering and that you intend to establish an audit committee prior to the offering. Prior to effectiveness, please update your disclosure accordingly and clarify whether you intend for all of the members of the Audit Committee to be independent.

The disclosure requested by the Staff has been added. As disclosed under the caption “Management” on page 92, Herbert J. Lanese and Charles S. Ream qualify as financial experts under the rules of SEC and NYSE. As disclosed under the caption “Management” on page 92, the Registrant’s audit committee was recently established, and each of the members of the Registrant’s Audit Committee are independent.

Securities and Exchange Commission

Division of Corporation Finance

April 18, 2006

49.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Registrant has filed the Underwriting Agreement as an exhibit to Amendment No. 4 and will file the legal opinion prior to requesting effectiveness.

November 30, 2005 Comment Letter

4.	We have considered your response to our prior comment 36. Please confirm to us that your pro forma earnings per share amounts will include an adjustment in accordance with SAB Topic 1.B.3 or explain why no such adjustment is necessary.

The Registrant confirms that the pro forma earnings per share amounts include an adjustment in accordance with SAB Topic 1.B.3.

* * * *

As discussed with the Staff, the Registrant authorized printing its preliminary prospectus today. The Registrant and the undersigned look forward to working with the Staff in clearing any remaining comments while the Registrant is on the road.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2153 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ Edward H. Schauder
Edward H. Schauder, Esq.

cc:	Michael J. Thorne

DynCorp International, LLC

Chief Financial Officer

Michael R. Littenberg

Schulte Roth & Zabel LLP

Partner